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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INFORMATION FILED PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date
January 13, 2005

TORCH EXECUTIVE SERVICES LTD.
 (Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

000-51006	98-040339
(Commission File No.)	(IRS Employer ID)

124 Minikada Bay
Winnipeg, Manitoba
Canada R2C 0G7
 (Address of principal executive offices and zip code)

(204) 222-1959
 (Registrant's telephone number, including area code)

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On January 12, 2005, Torch Executive Services Ltd., ("Torch"); Torch Subsidiary, Inc., a wholly owned Delaware subsidiary corporation of Torch (the "Acquirer"); Tech Full International, Inc., a Delaware corporation, ("Tech Full"); and the shareholders of Tech Full (the "Tech Full Shareholders") entered into an Agreement and Plan of Merger (the "Agreement") wherein Torch agreed to issue to the Tech Full Shareholders 8,000,000 restricted shares of common stock in exchange for all of the issued and outstanding shares of Tech Full owned by the Tech Full Shareholders. Currently there are 7,000,300 Torch shares of common stock outstanding. At Closing, Tech Full will be merged with and into Acquirer and the separate existence of Tech Full shall cease and Acquirer, as it exists from and after Closing, shall be the surviving company.

In addition, Frank Torchia, the current president of Torch will return 5,000,000 shares of common stock which constitute all of Frank Torchia's shares of Torch common stock to the treasury, in consideration of a payment of $5,000 by Torch and the shares will be cancelled.

After the merger, assuming Frank Torchia returns his shares to the treasury, there will be 10,000,300 shares of common stock of Torch outstanding. 2,000,300 shares will be free trading and 8,000,000 shares will be restricted securities as that term is defined in Rule 144 of the Securities Act of 1933, as amended.

At closing Frank Torchia will be replaced as president, principal executive officer, treasurer, principal accounting officer, principal financial officer, and secretary and Tianfu Yang will be appointed president and chief executive officer and Zedong Xu will be appointed treasurer and chief financial officer.

Further, subject to mailing this report and waiting the ten (10) day period mandated under section 14(f) of the Securities Exchange Act of 1934 and closing of the transaction described in the Agreement, Frank Torchia will resign as Torch's sole director and Tianfu Yang, Tianli Yang, Suofei Xu, Zedong Xu, and Yunyue Ye will be appointed to the board of directors to replace Frank Torchia.

Closing of the transaction is expected to occur no later than February 1, 2005.

The following information is being furnished in compliance with section 14(f) of the Securities Exchange Act of 1934 and regulation 14f-1 promulgated thereunder.

1.     There is currently one class of voting securities of Torch entitled to be voted at the meeting, or by written consents or authorizations if no meeting is held. The class of voting securities is common stock. There are currently 7,000,300 shares of common stock outstanding.

2.     Security ownership of certain beneficial owners - The following sets forth as of January 12, 2005, persons owning more than 5% of the common stock of Torch:

	Name and Address of	Amount and Nature
Title of Class	Beneficial Owner	of Ownership	Percent of Class

Common Stock	Frank Torchia	5,000,000	71.43%
	124 Minikada Bay	Direct
Winnipeg, Manitoba
Canada R2C 0G7

Assuming Frank Torchia returns 5,000,000 shares of common stock to Torch and the merger is completed, the following will be persons owning more than 5% of the common stock of Torch:

	Name and Address of	Amount and nature	Percent of
Title of Class	Beneficial Owner	of Ownership[1]	class

Common Stock	Tianfu Yang	6,500,000	65.00%
	No. 9, Ha Pin Xi Lu	Direct
Ha Ping Lu Ji Zhong Qu
Harbin Kai Fa Qu
Harbin Post Code: 150001
China

3.     Security ownership of management - The following sets forth as of January 12, 2005, all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group. As of January 12, 2005 there are 7,000,300 shares of common stock outstanding:

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class

Common Stock	Frank Torchia	President, Principal Executive	5,000,000	71.43%
		Officer, Treasurer, Principal	Direct
		Financial Officer, Secretary
		and Director

Common Stock	Tianfu Yang	President, Chief Executive	-0-	0.00%
		Officer and Director Nominee	Direct

Common Stock	Tianli Yang	Vice President and Director	-0-	0.00%
		Nominee	Direct

Common Stock	Suofei Xu	Vice President and Director	-0-	0.00%
		Nominee	Direct

Common Stock	Zedong Xu	Chief Financial Officer and	-0-	0.00%
		Director Nominee	Direct

Common Stock	Yunyue Ye	Technical Consultant and	-0-	0.00%
		Director Nominee	Direct

All current officers			5,000,000	71.43%
and directors as a			Direct
group (1 person)

The following sets forth all shares of common stock owned by all directors and nominees, each executive officer, and directors and executive officers as a group assuming the merger has been completed; Frank Torchia has been replaced as the sole officer and director; and Frank Torchia has returned his 5,000,000 shares to the Torch treasury. A total of 10,000,300 shares of common stock will be outstanding.

			Amount and
	Name of		Nature of	Percent of
Title of Class	Beneficial Owner	Position with Company	Ownership	Class [4]

Common Stock	Frank Torchia	President, Principal Executive	-0-	0.00%
		Officer, Treasurer, Principal	Direct
		Financial Officer, Secretary
		and Director
		RESIGNED

Common Stock	Tianfu Yang	President, Chief Executive	6,500,000	65.00%
		Officer and Director Nominee	Direct

Common Stock	Tianli Yang	Vice President and	400,000	4.00%
		Director Nominee	Direct

Common Stock	Suofei Xu	Vice President and	400,000	4.00%
		Director Nominee	Direct

Common Stock	Zedong Xu	Chief Financial Officer and	300,000	3.00%
		Director Nominee	Direct

Common Stock	Yunyue Ye	Technical Consultant and	30,000	0.30%
		Director Nominee	Direct

Directors as a			7,630,000	76.30%
group (5 persons)

4.     There are no arrangements, known to Torch, including any pledge by any person of securities of Torch, the operation of which may at a subsequent date result in a change in control of Torch other than the return of the 5,000,000 shares of common stock owned by Frank Torchia and the issuance of 8,000,000 shares to in connection with the merger described above.

5.     The transaction referred to herein occurred since the beginning of its last fiscal year. The name of the person who will acquire control is Tianfu Yang. The source of the consideration is Tech Full shares; the basis of control is his prospective 65.00% ownership of all the outstanding shares of common stock of Torch. He will hold such shares for his own benefit.

6.     No officer, director or affiliate of Torch, or any owner of 5% or more of the common stock of Torch, or any associate of any such officer, director, affiliate or Torch or security holder is a party adverse to Torch or has a material interest adverse to Torch. Torch has no subsidiaries or than the Acquirer that was created for the purpose of the merger transaction.

7.     The following is the business experience during the past five years of each director and executive officer and each director nominee.

Current Officers and Directors

Frank Torchia has been Torch's president, chief executive officer, treasurer, chief financial officer, secretary and a member of the board of directors since inception on July 9, 2003.

Frank Torchia has been involved in the travel and hospitality industry in managerial positions since 1964. As an Assistant Manager at CP Air in Winnipeg, Manitoba from November 1964 to January of 1976, he monitored the quality control of job performances and delegated training assignments and administration duties to airline staff. In January of 1976, Frank Torchia left CP Air to join Canadian Airlines International, a major Canadian airline, in Winnipeg, Manitoba again in a top managerial position. Frank Torchia supervised a staff that grew from twenty-four to seventy-five in number. His duties included interviewing and hiring personnel and maintaining a high level of customer relations and service to the traveling public. In June of 1985 he was promoted to Corporate Sales Manager at Canadian Airlines International. In his new position based in Winnipeg, Frank Torchia managed a vast sales territory which included Manitoba, Saskatchewan and Northern Alberta. He serviced over seventy-five travel agency owners and travel consultants as well as over thirty key corporate accounts. Frank Torchia prepared travel agency and corporate productivity reports, prepared and maintained budgets, researched and created sales lead lists to obtain more corporate business travel for the airline. Frank Torchia was successful in developing new corporate accounts and entering into exclusive agreements with these corporations for all of their business travel needs. Retired from Canadian Airlines International in May, 1999, Frank Torchia accepted a position as Corporate Sales Manager with the Winnipeg Convention Center, a large meeting and convention center in Winnipeg, Manitoba. There, he serviced new and existing corporate clientele overlooking their business meeting and convention requirements until October, 2002. Since November 2002 until present, Frank Torchia has been engaged as an Airport Representative for Sunquest Vacations West in Winnipeg, Manitoba providing ticketing assistance to charter passengers traveling to vacation destinations.

Director Nominees

Tianfu Yang

Since August 2004, Tianfu Yang has been Chairman of the Board and CEO of Tech Full International, Inc., a Delaware corporation. From May 2000 until the present he has been Chairman of the Board and CEO of Harbin Tech Full Electric Co., Ltd., a wholly owned subsidiary corporation of Tech Full. Harbin is organized under the laws of the People's Republic of China. Tech Full and Harbin are engaged in the business of developing and distributing linear motors. From 1986-1988, he was President of Helongjiang Cultural Development Company and Guangzhou Subsidiary Company. From 1988-1991, Mr. Yang was President of Hong Kong ZhiYu Property Management Development Company. From 1991-1994 Mr. Yang Tianfu was President of HongKong Lianfa Real Estate Company (Shanghai), and from 1994-2000, he was President of Harbin Tianheng Wood industry Manufacture Co., Ltd.

Mr. Yang graduated from Zhejiang University with a Masters degree in Electric Motor Automation and Control. From 1978 to 1979, he was a professional member in the Heilongjiang Province Aeromodelling Team, twice becoming free-style aeromodelling champion in national competition. Mr. Yang is currently the commissioner of the China Electro-Technical Society (CES) in the Linear Motor and Electromagnetism Eradiation Specialist Committees. Mr. Yang is also the People's Representative of the City of Harbin.

Tianli Yang

Since August, 2004, Tianli Yang has been Vice President and a director of Tech Full International, Inc., a Delaware corporation. From May 2000 until the present, he has been Vice President and a director of Harbin Tech Full Electric Co., Ltd., a wholly owned subsidiary corporation of Tech Full. Tianfu Yang and Tianli Yang are brothers. From 1985-2000 he was employed in theChina State Construction Engineering Corporation (CSCEC), in various positions, including post of Chief Administration Officer. Mr. Yang graduated from Helongjiang University in 1985 with a BA in Chinese Language & Literature.

Suofei Xu

Since August 2004, Mr. Xu has been Vice President and a director of Tech Full International, Inc., a Delaware corporation. From June 2003 until the present, he has been Vice President and a director of Harbin Tech Full Electric Co., Ltd., a wholly owned subsidiary corporation of Tech Full. From 1991-1997, Mr Xu worked as the Section Chief for system allocation reform of the Harbin Economic System Reform Committee. From 1997-2001, he worked at Guangfa Securities Co., Ltd as a project manager, and from 2001-2003, he was an investment manager for Shenzhen Chuangxin Investment Group. Mr. Xu graduated in 1988 from FuDan University with a BA in Law.

Zedong Xu

Since August 2004, Mr. Xu has been Chief Financial Officer and a director of Tech Full International, Inc., a Delaware corporation. From May 2000 until the present, he has been Chief Financial Officer and a director of Harbin Tech Full Electric Co., Ltd., a wholly owned subsidiary corporation of Tech Full. From September 1998 to 2000, he was employed as the Chief Financial Officer for Harbin WanDa Electrical home appliances. From 1996 to 1998, Mr Xu worked as a financial manager for Harbin High Technology Torch Daya Real Estate Co,.Ltd. Mr. Xu Zedong is a qualified CPA under China's accountancy program. He graduated in 1992 from Harbin Electrical Engineering College with a BA in Project Management.

Yunyue Ye

Since August 2004, Mr. Xu has been a technical consultant and a director of Tech Full International, Inc., a Delaware corporation. From October 2004 until the present, he has been a technical consultant and a director of Harbin Tech Full Electric Co., Ltd., a wholly owned subsidiary corporation of Tech Full. Having graduated from ZheJiang University in 1978, he is currently a professor in Electrical Engineering at the same institution for more than the past five years. Mr. Ye is secretary of Linear Motor Association, Director of the Space Electric and Electric Motor Institute of ZheJiang University and Director of the Linear Electric Motors Technology Center of China.

8.     Torch has not been a party to any transaction since the beginning of Torch's fiscal year nor is Torch a party to a currently proposed transaction with any director or executive officer, nominee for election as a director, security owner who owns or record or beneficially more than five percent of Torch's common stock and any member of the immediate family of any of the foregoing other than as described above.

9.     None of the following have been or are currently indebted to Torch since the beginning of Torch's last fiscal year: any director of executive officer of Torch; any nominee for election as a director; any member of the immediate family of any of the foregoing; any corporation or organization of which any of the foregoing persons is directly or indirectly, the beneficial on where of ten percent or more of any class of equity securities; or, any trust or other estate in which any of the foregoing have a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity.

10.     Compliance with Section 16(a) of the Securities Exchange Act of 1934 - Section 16(a) of the Securities and Exchange Act of 1934 requires certain defined person to file reports of and changes in beneficial ownership of a registered security with the Securities and Exchange Commission. Under the regulatory procedure, officers, directors and persons who own more than ten percent of a registered class of a company's equity securities are also required to furnish Torch with copies of all Securities 16(a) forms they filed. Based on review, Frank Torchia, the sole person that constituted Torch's officers, directors and owners of 10% or more of the outstanding shares of common stock, filed his Forms 3, 4 or 5 with the Securities and Exchange Commission. Messrs. Tianfu, Tianfu, Yang, Xu, Xu, and Ye have not filed their Forms 3, 4 or 5 but will do so upon appointment as officers and directors of Torch.

11.     None of the officers, directors or director nominees, or owners of 10% or more of the common stock of Torch have had any of the relationships described in Item 404(b) of Reg. S-K with the exception of Torch's sole officer and director, Frank Torchia, who will be paid $5,000 for the return of his shares of common stock (5,000,000 shares) to treasury.

12.     Torch has an audit committee comprised of its officers and directors. Torch does not have a nominating or compensation committee of the board of directors, or committees performing similar functions. There were no meetings of the board of directors during the last twelve months other than the action to approve the Agreement. The action was approved on January 12, 2005. All directors participated therein. All actions taken by the board were taken without a meeting and a record of such was signed by all members of the board of directors.

13.     The following table sets forth the compensation paid to Torch's officers during fiscal 2004, 2003 and 2002. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

Summary Compensation Table

					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
						Securities
				Other Annual	Restricted	Underlying	LTIP	All Other
Name and Principal		Salary	Bonus	Compensation	Stock	Options/SARs	Payouts	Compensation
Position [1]	Year [2]	($)	($)	($)	Award(s) ($)	(#)	($)	($)

Frank Torchia	2004	0	0	0	0	0	0	0
President	2003	0	0	0	0	0	0	0
Director	2002	0	0	0	0	0	0	0

[1]     All compensation received by the officers and directors has been disclosed.

[2]     Torch was incorporated on July 9, 2003.

There are no stock option, retirement, pension, or profit sharing plans for the benefit of

Torch's officers and directors.

Torch does not expect to pay salaries to any of our officers until such time as it generates sufficient revenues to do so.

Option/SAR Grants

No individual grants of stock options, whether or not in tandem with stock appreciation rights ("SARs") and freestanding SARs have been made to any executive officer or any director since our inception, accordingly, no stock options have been exercised by any of the officers or directors in fiscal 2004.

Long-Term Incentive Plan Awards

Torch does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance to occur over a period longer than one fiscal year, whether such performance is measured by reference to our financial performance, Torch's stock price, or any other measure.

Compensation of Directors

Torch does not intend to pay any compensation to its directors until such time as it is profitable to do so. As of the date hereof, Torch has not entered into employment contracts with any of its officers, and does not intend to enter into any employment contracts until such time as it profitable to do so.

Indemnification

Pursuant to the Articles of Incorporation and Bylaws of the corporation, Torch may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in Torch's best interest. In certain cases, Torch may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, Torch must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Regarding indemnification for liabilities arising under the Securities Act of 1933, as amended, which may be permitted to directors or officers pursuant to the foregoing provisions, Torch is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in the Act and is, therefore, unenforceable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Torch has duly caused report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED: January 13, 2005

TORCH EXECUTIVE SERVICES LTD.

BY:	/s/ Frank Torchia
Frank Torchia, President, Principal Executive Officer, Treasurer, Principal Accounting Officer, Principal Financial Officer, and Secretary